FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 2nd March 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTOR AND CONNECTED PERSONS NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R.

Name of Issuer: Royal Dutch Shell plc (“RDS”)

Today’s Date: 2 March 2009

Date of Notification: 27 February 2009

Date of Transaction : See below

Place of Transaction: Euronext Amsterdam

Name of Director: Malcolm Brinded

Nature of Transaction: Acquisition of 596 RDSA dividend ordinary shares delivered from a Dividend Reinvestment Plan on a shareholding of 5,000 RDSA ordinary shares, such ordinary shares acquired as a result of the conversion of interests in 2,500 Royal Dutch Petroleum Company (“RD”) shares into interest in shares of RDS upon the unification of RD and The “Shell”Transport and Trading Company, p.l.c effective from 20 July, 2005*. Details as below:

* Consideration for the conversion of interests into RDS ordinary shares was the cancellation of interests over RD shares

Date	Price €	Number of dividend shares
15.09.2005	26.56500	32
15.12.2005	26.86688	32
15.03.2006	25.83180	34
14.06.2006	25.50000	37
13.09.2006	27.18750	35
13.12.2006	26.83130	36
14.03.2007	24.74563	45
13.06.2007	28.60120	41
12.09.2007	29.28580	40
12.12.2007	27.91130	41
12.03.2008	22.69210	49
11.06.2008	26.55410	44
10.09.2008	22.55280	53
10.12.2008	19.07270	77

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 3 March 2009